SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)*

Idera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45168K306

(CUSIP number)

Youssef El Zein

c/o Pillar Invest Offshore SAL

Starco Center, Bloc B, Third Floor

Omar Daouk Street

Beirut 2020-3313, Lebanon

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,654,918 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,654,918 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,654,918 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 8 (as defined below) to Schedule 13D (as defined below) is filed by Pillar, Pillar Pharmaceuticals 6, L.P. (“Pillar 6”), Pillar Invest Corporation (“Pillar GP”), Pillar Partners Foundation, L.P. (“Pillar Foundation”, and, together with Pillar 6 and Pillar GP, the “Pillar Entities”), Abude Umari and Youssef El Zein (together with the Pillar Entities and Mr. Umari, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 8 to Schedule 13D. The Pillar Entities exercise no voting or dispositive power over and expressly disclaim beneficial ownership of any shares of the common stock, par value $0.001 per share (the “Common Stock”) of Idera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), held directly by Messrs. Umari and El Zein, and Messrs. Umari and El Zein expressly disclaim beneficial ownership of any shares of Common Stock held directly by Pillar 6, Pillar Foundation and indirectly by Pillar GP.

Pillar Pharmaceuticals I, L.P. (“Pillar I”), Pillar Pharmaceuticals II, L.P. (“Pillar II”), Pillar Pharmaceuticals III, L.P. (“Pillar III”), Pillar Pharmaceuticals IV, L.P. (“Pillar IV”), Pillar Pharmaceuticals V, L.P. (“Pillar V” and together with Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6 and Pillar GP, the “Prior Pillar Holders”), previously held 97,918 shares of Common Stock. Such shares of Common Stock held by the Prior Pillar Holders were transferred to the Pillar Entities pursuant to pro rata redemptions in kind by limited partners and pro rata distributions in kind to Messrs. Umari and El Zein, in each case pursuant to the terms of the partnership agreements of the Prior Pillar Holders.

Pillar 6 directly holds (a) 1,288,368 shares of Common Stock, (b) 766,941 Common Warrants (the “Common Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Common Warrants a blocker provision limits the number of Common Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 19.99% (the “Common Warrant Blocker Provision”) and (c) 1,533,883 Pre-Funded Warrants (the “Pre-Funded Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the Pre-Funded Warrants a blocker provision limits the number of Common Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 19.99% (the “Pre-Funded Warrant Blocker Provision” and, together with the Common Warrant Blocker Provision, the “Blocker Provisions”).

Pillar Foundation directly holds (a) 5,497,638 shares of Common Stock, (b) 6,410,426 Common Warrants, which are exercisable for shares of common stock, but pursuant to the terms of the Common Warrants are subject to the Common Warrant Blocker Provision and (c) 3,157,662 Pre-Funded Warrants, which are exercisable for shares of common stock, but pursuant to the terms of the Pre-Funded Warrants are subject to the Pre-Funded Warrant Blocker Provision.

All of the Pre-Funded Warrants and Common Warrants held by Pillar 6 and Pillar Foundation are currently exercisable, subject to the Blocker Provisions.

Mr. El Zein directly holds 26,308 shares of Common Stock and 31,875 options to buy shares of Common Stock (exercisable within 60 days of the Transaction Date). Mr. Umari directly holds 198,510 shares of Common Stock.

(2)

The percentage of the class was calculated based on 35,320,730 shares of Common Stock outstanding as of the consummation of the transactions described in Items 4 & 5 below. The percentage reported for each of the 18,654,918 shares of Common Stock reported above held by the Pillar Entities, the 18,713,101 shares of Common Stock reported below held by Mr. El Zein and the 18,853,428 shares of Common Stock reported below held by Mr. Umari is capped at 19.99% as a result of the Blocker Provisions.

1.	NAMES OF REPORTING PERSONS Pillar Partners Foundation, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,654,918 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,654,918 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,654,918 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Invest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,654,918 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,654,918 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,654,918 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%(2)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Youssef El Zein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 58,183(1)
	8.	SHARED VOTING POWER 18,654,918 (1)
	9.	SOLE DISPOSITIVE POWER 58,183 (1)
	10.	SHARED DISPOSITIVE POWER 18,654,918 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,713,101(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Abude Umari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 190,117(1)
	8.	SHARED VOTING POWER 18,654,918 (1)
	9.	SOLE DISPOSITIVE POWER 198,510(1)
	10.	SHARED DISPOSITIVE POWER 18,654,918 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,853,428(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9%(2)
14.	TYPE OF REPORTING PERSON IN

ITEM 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends the Schedule 13D filed on November 14, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on June 5, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on October 9, 2013 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on October 17, 2016, Amendment No. 5 to Schedule 13D filed on July 25, 2019 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed on May 7, 2020 (“Amendment No. 6”) Amendment No. 7 to Schedule 13D filed on August 17, 2020 (“Amendment No. 7”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”) and relates to the Common Stock. The principal executive offices of the Issuer are located at 505 Eagleview Blvd., Suite 212, Exton, PA 19341.

Except as specifically amended by this Amendment No. 8, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 8 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by Pillar 6, Pillar GP, Pillar Foundation, Youssef El Zein and Abude Umari.

(b) The business address of each of the foregoing Reporting Persons is c/o Pillar Invest Offshore SAL, Starco Center, Bloc B, Third Floor, Omar Daouk Street, Beirut 2020-3313, Lebanon.

(c) Youssef El Zein and Abude Umare are each directors and controlling stockholders of Pillar GP. Pillar GP’s principal business consists of investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Youssef El Zein is a citizen of France and the Republic of Lebanon. Abude Umari is a citizen of France and the Republic of Lebanon.

ITEM 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4. Purpose of Transaction.

Item 4 to this Schedule 13 D is hereby amended to add the following:

Private Placement

As previously reported on a Form 8-K filed with the Securities and Exchange Commission on April 7, 2020 (the “April 8-K”), the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Pillar Foundation providing for the sale of securities in two closings exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

On December 9, 2020, the Company received from Pillar Foundation a notice that it or affiliated entities intended to consummate the Second Closing (as defined below) pursuant to the Securities Purchase Agreement.

On December 11, 2020, the Company entered into an amendment (the “Amendment”) to the Securities Purchase Agreement and the Registration Rights Agreement, dated April 7, 2020, with Pillar Foundation (the “Registration Rights Agreement”) and Pillar 6 (the “Purchasers”), principally to enable Pillar 6 to participate in the Second Closing.

Pursuant to the Stock Purchase Agreement and Amendment, on December 11, 2020, the Company issued and sold to the Purchasers, for $5.0 million of aggregate consideration (the “Second Closing”), (i) 69,941 shares of Common Stock (“Second Closing Shares”), (ii) pre-funded warrants to purchase up to 2,677,311 shares of Common Stock (“Second Closing Pre-Funded Warrants”), and (iii) warrants to purchase up to 1,373,626 shares of Common Stock (“Second Closing Common Warrants”). Each Second Closing Share and the associated 0.5 Second Closing Common Warrant had a combined purchase price of $1.82 and each Pre-Funded Warrant and the 0.5 associated Second Closing Common Warrant had a combined purchase price of $1.81. Each combined purchase price included $0.125 for each share of Common Stock underlying each Second Closing Common Warrant. The Second Closing Common Warrants have an exercise price of $2.71 per share of Common Stock.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5. Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Amendment No. 8, the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 35,320,730 shares of Common Stock outstanding at December 11, 2020 and gives effect to the transactions described in Item 4 above. Due to the Blocker Provisions, the aggregate shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as of the date hereof represented approximately 19.99% of the Company’s common stock, par value $0.0001 per share outstanding as of December 11, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pillar 6	18,654,918	19.9%	0	18,654,918	0	18,654,918
Pillar Foundation	18,654,918	19.9%	0	18,654,918	0	18,654,918
Pillar GP	18,654,918	19.9%	0	18,654,918	0	18,654,918
Abude Umari	18,853,428	19.9%	198,510	18,654,918	198,510	18,654,918
Youssef El Zein	18,713,101	19.9%	58,183	18,654,918	58,183	18,654,918

(c) Except as set forth in the table below and as described in Item 4, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended December 11, 2020.

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.6:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar II (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.7:	Registration Rights Agreement, between the Company and Pillar II, dated November 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.8:	Certificate of Designations, Preferences and Rights of Series E Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.9:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.10:	Amendment No. 1 to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.11:	Amendment No. 1 to Common Stock Purchase Warrant, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.12:	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.13:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.14:	Agreement, dated as of April 22, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P. and Pillar Pharmaceuticals II, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 23, 2013)

Exhibit 99.15:	Agreement, dated April 30, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P., Pillar Pharmaceuticals II, L.P. and Participations Besancon (incorporated by reference to Exhibit 10.50 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.16	Securities Purchase Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.17:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.18:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.19	Voting Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.20	Registration Rights Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.21	Securities Purchase Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.22:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.23:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.24:	Registration Rights Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.25	Amendment to the Securities Purchase Agreement and Registration Rights Agreement, dated December 11, 2020, by and among Idera Pharmaceuticals, Inc., Pillar Partners Foundation, L.P. and Pillar Pharmaceuticals 6, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 15, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 30th day of December, 2020.

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By:	Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Abude Umari
Abude Umari

/s/ Youssef El Zein
Youssef El Zein

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.3:	Registration Rights Agreement, between the Company and Pillar, dated November 4, 2011 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.4:	Certificate of Designations, Preferences and Rights of Series D Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.5:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 4, 2011, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 10, 2011)

Exhibit 99.6:	Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar II (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.7:	Registration Rights Agreement, between the Company and Pillar II, dated November 9, 2012 (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.8:	Certificate of Designations, Preferences and Rights of Series E Preferred Stock of the Company (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.9:	Form of Warrant issued to Purchaser pursuant to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, among the Company and the Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.10:	Amendment No. 1 to Convertible Preferred Stock and Warrant Purchase Agreement, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.11:	Amendment No. 1 to Common Stock Purchase Warrant, dated November 9, 2012, between the Company and Pillar (incorporated by reference to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 15, 2012)

Exhibit 99.12:	Form of Warrant (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.13:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.14:	Agreement, dated as of April 22, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P. and Pillar Pharmaceuticals II, L.P. (incorporated by reference to Exhibit 10.1 the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 23, 2013)

Exhibit 99.15:	Agreement, dated April 30, 2013, by and among the Company, Pillar Pharmaceuticals I, L.P., Pillar Pharmaceuticals II, L.P. and Participations Besancon (incorporated by reference to Exhibit 10.50 to the Issuer’s Registration Statement on Form S-1/A as filed with the Securities and Exchange Commission on May 1, 2013)

Exhibit 99.16	Securities Purchase Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.17:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.18:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.19	Voting Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.20	Registration Rights Agreement, dated April 7, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on April 7, 2020)

Exhibit 99.21	Securities Purchase Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.22:	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.23:	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.24:	Registration Rights Agreement, dated July 13, 2020 by and among the Company and Pillar Foundation ((incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 15, 2020)

Exhibit 99.25	Amendment to the Securities Purchase Agreement and Registration Rights Agreement, dated December 11, 2020, by and among Idera Pharmaceuticals, Inc., Pillar Partners Foundation, L.P. and Pillar Pharmaceuticals 6, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 15, 2020)

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: December 30, 2020

PILLAR PHARMACEUTICALS 6, L.P. CORPORATION

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
	Name:	Youssef El Zein
	Title:	Director

/s/ Abude Umari
Abude Umari

/s/ Youssef El Zein
Youssef El Zein